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o EXHIBIT 99.1

                      PERFORMANCE IN OCTOBER, 2003 (POSCO)

                           (Unit: 1,000 tons, KRW BN)

                                                        OCT. '03
                                       -------------------------------------------
         ITEMS                                           MOM (%)           YOY (%)           SEP '03          OCT. '02
         -----                                           -------           -------           -------          --------
Crude Steel Production                 2,512               4.4               3.6              2,407             2,424
                                      ------              ----              ----             ------            ------
Sales Volume                           2,509               6.9               3.3              2,348             2,430
                                      ------              ----              ----             ------            ------
Sales                                  1,326               9.0              21.0              1,216             1,096
Operating Profit                         312              21.9              32.8                256               235
(O.P. Margin)                         (23.6%)                                                (21.1%)           (21.4%)
                                      ------              ----              ----             ------            ------
Total assets                          18,013               1.3               3.6             17,788            17,390
Total Liabilities                      5,332               0.9              -9.5              5,287             5,894
                                      ------              ----              ----             ------            ------



The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.

All figures in the above table are based on non-consolidated financial statements.